Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Quarter

Ended March 31, 2018

Athens, Greece, June 6, 2018, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights

•	In Q1 2018, Total revenues increased by about 52% compared to Q1 2017

	Three months ended March 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2018	2017
Total revenues	3,938	2,595
Adjusted (LBITDA)/EBITDA (1)	387	(373)
Total comprehensive loss	(1,535)	(2,342)
Basic loss per share (2)	(0.05)	(0.14)
Daily Time charter equivalent rate (“TCE”) (3)	8,039	5,079
Average operating expenses per vessel per day	5,745	4,878
Average number of vessels	5.0	5.0

(1)	Adjusted (LBITDA)/EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of (LBITDA)/EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.

(2)	The weighted average number of shares for the three month period ended March 31, 2018 was 31,896,777 compared to 17,017,133 shares for the three month period ended March 31, 2017.

(3)	Daily Time charter equivalent rate (“TCE”) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate five dry bulk carriers, consisting of four Supramax and one Panamax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 10.1 Years as of March 31, 2018					300,571

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Management Commentary

Athanasios Feidakis, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated:

“The first quarter of 2018 has finally welcomed the long awaited improvement in the Dry Bulk market, largely reflected by a strong demand growth, and a worldwide seaborne trade expectation for a 3% increase in terms of tones for the year 2018. Additional evidence of the growth and improvement in the market is the significant hike on TC rates. During the first quarter of 2018, we were pleased to see higher utilization of our vessels as well as higher TC rates when compared to the same quarter of 2017.

“At present we are more optimistic over the dry bulk fundamentals.”

Management Discussion and Analysis of the Results of Operations

First Quarter of the Year 2018 compared to the First Quarter of the Year 2017

Total comprehensive loss for the first quarter of the year 2018 amounted to $1.5 million or $0.05 basic loss per share based on 31,896,777 weighted average number of shares, compared to total comprehensive loss of $2.3 million for the same period last year or $0.14 basic loss per share based on 17,017,133 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive loss during the first quarter of 2018 compared to the first quarter of 2017 (expressed in $000’s):

1st Quarter of 2018 vs 1st quarter of 2017

Net loss for the 1st Quarter of 2017	(2,342)
Increase in voyage revenues	1,374
Decrease in Management fee income	(31)
Increase in Voyage expenses	(133)
Increase in Vessels operating expenses	(390)
Decrease in Depreciation	101
Increase in Depreciation of dry docking costs	(3)
Decrease in Total administrative expenses	36
Decrease in Other income, net	(96)
Increase in Interest expense and finance costs	(21)
Increase in Foreign exchange losses	(30)
Net loss for the 1st Quarter of 2018	(1,535)

Voyage revenues

During the three-month period ended March 31, 2018 and 2017, our Voyage revenues reached $3.9 million and $2.6 million respectively. The 50% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the first quarter of 2018 compared to the same period in 2017. The Daily Time Charter Equivalent rate (“TCE”) for the first quarter of 2018 was $8,039 per vessel per day versus $5,079 per vessel per day during the same period in 2017 representing an increase of 58%.

Voyage expenses

Voyage expenses reached $0.4 million during the first quarter of 2018 compared to $0.3 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first quarter of 2018 and 2017 are analyzed as follows:

In $000’s	2018	2017
Commissions	59	40
Bunkers expenses	277	189
Other voyage expenses	83	57
Total	419	286

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance and repairs, increased by $0.4 million or 18% to $2.6 million during the three month period ended March 31, 2018 compared to $2.2 million during the same period in 2017. The breakdown of our operating expenses for the three month period ended March 31, 2018 and 2017 is as follows:

	2018	2017
Crew expenses	47%	53%
Repairs and spares	25%	24%
Insurance	6%	8%
Stores	15%	8%
Lubricants	5%	4%
Other	2%	3%

Average daily operating expenses during the three month period ended March 31, 2018 and 2017 were $5,745 per vessel per day and $4,878 per vessel per day respectively, corresponding to an increase of 18%. We deem this as an extraordinary event with no lasting impact on our operating expenses which we expect to decrease throughout the year.

Depreciation

Depreciation charge during the first quarter of 2018 decreased by $0.1 million and reached $1.1 million compared to $1.2 million recognized during the same period in 2017. The decrease is attributed to the increase of scrap rate from $250/ton to $300/ton due to the increased scrap rates worldwide.

Interest expense and finance costs

Interest expense and finance costs for the first quarter of 2018 and 2017 reached $0.5 million for both quarters and are analyzed as follows:

In $000’s	2018	2017
Interest payable on long-term borrowings	463	428
Bank charges	8	9
Amortization of debt discount	19	22
Other finance expenses	1	11
Total	491	470

Liquidity and capital resources

As of March 31, 2018 and 2017 our cash and cash equivalents were $2.1 million and $1.3 million respectively.

Net cash used in operating activities for the three-month period ended March 31, 2018 was $0.1 million compared to Net cash used in operating activities of $0.9 million during the respective period in 2017. The increase in our cash from operations was mainly attributed to the increase from adjusted LBITDA of $0.4 million during the first quarter of 2017 to adjusted EBITDA of $0.4 million during the three-month period under consideration.

Net cash used in financing activities during the three-month period ended March 31, 2018 and 2017 were as follows:

	Three months ended March 31,
In $000’s	2018	2017
Repayment of long term debt	(694)	(1,406)
Proceeds from issuance of share capital	600	5,000
Restricted cash	(140)	-
Interest paid	(528)	(1,564)
Net cash used in financing activities	(762)	2,030

As of March 31, 2018 and 2017, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreement with DVB Bank SE and the Loan agreement with HSH Nordbank AG of an aggregate of $41 million and $44.4 million respectively gross of unamortized debt discount.

Exercise of Warrants

In January 2018, an investor partially exercised his warrant by purchasing 375,000 of the Company’s common shares for aggregate gross proceeds to the Company of $600,000. For guidance please refer to our last published Annual Report discussing in detail t the Company’s Share and Warrant Purchase Agreement of February 8, 2017 (“February 2017 private placement”)

As of March 31, 2018, in connection with the February 2017 private placement, the February 2017 Warrants outstanding were exercisable for an aggregate of 30,523,209 common shares.

Subsequent Events

Receipt of Nasdaq Notice of Deficiency

On May 4, 2018, we announced that we had received written notification from The Nasdaq Stock Market (“Nasdaq”) dated April 30, 2018, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until October 29, 2018.

We intend to monitor the closing bid price of our common stock between now and October 29, 2018 and are considering our options, including a potential reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. We can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event we do not regain compliance within the 180-day grace period and we meet all other listing standards and requirements we may be eligible for an additional 180- day grace period.

We intend to cure the deficiency within the prescribed grace period. During this time, our common stock will continue to be listed and trade on the Nasdaq Capital Market. Our business operations are not affected by the receipt of the notification.

Selected Consolidated Financial & Operating Data

	Three months ended
	March 31,
	2018	2017
(in thousands of U.S. dollars, except per share data)	(unaudited)

Consolidated statement of comprehensive loss data:

Voyage revenues	3,938	2,564
Management fee income	-	31
Total Revenues	3,938	2,595

Voyage expenses	(419)	(286)
Vessel operating expenses	(2,585)	(2,195)
Depreciation	(1,134)	(1,235)
Depreciation of dry docking costs	(213)	(210)
Administrative expenses	(397)	(462)
Administrative expenses payable to related parties	(136)	(106)
Share-based payments	(10)	(10)
Other (expenses)/income, net	(4)	91
Operating (loss)/profit before financing activities	(960)	(1,818)
Interest expense and finance costs	(491)	(470)
Foreign exchange (losses)/gains, net	(84)	(54)
Total finance costs, net	(575)	(524)
Total comprehensive loss for the period	(1,535)	(2,342)

Basic & diluted loss per share for the period(1)	(0.05)	(0.14)
Adjusted (LBITDA)/EBITDA (2)	387	(373)

(1)	The weighted average number of shares for the three month period ended March 31, 2018 was 31,896,777, compared to 17,017,133 shares for the three month period ended March 31, 2017.

(2)	Adjusted (LBITDA)/EBITDA represents net (loss)/earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted (LBITDA)/EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted (LBITDA)/EBITDA may not be comparable to that reported by other companies. Adjusted (LBITDA)/EBITDA is not a recognized measurement under IFRS.

Adjusted (LBITDA)/EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted (LBITDA)/EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted (LBITDA)/EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted (LBITDA)/EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted (LBITDA)/EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted (LBITDA)/EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted (LBITDA)/EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted (LBITDA)/EBITDA to total comprehensive loss and net cash (used in)/ generated from operating activities for the periods presented:

	Three months ended
	March 31,
(Expressed in thousands of U.S. dollars)	2018	2017
	(Unaudited)

Total comprehensive loss for the period	(1,535)	(2,342)
Interest and finance costs, net	491	470
Foreign exchange losses/(gains) net,	84	54
Depreciation	1,134	1,235
Depreciation of dry docking costs	213	210
Adjusted (LBITDA)/EBITDA	387	(373)
Share-based payments	20	10
Payment of deferred dry docking costs	(120)	(128)
Net (increase)/decrease in operating assets	(819)	243
Net (decrease)/increase in operating liabilities	651	(571)
Provision for staff retirement indemnities	1	1
Foreign exchange gains/(losses) net, not attributed to cash and cash equivalents	(20)	(91)
Net cash generated from/(used in) operating activities	100	(909)

	Three months ended
	March 31,
(Expressed in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	100	(909)
Net cash (used in)/generated from investing activities	(26)	(7)
Net cash (used in)/generated from financing activities	(762)	2,030

	As of March 31,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2018	2017
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	86,637	87,320
Other non-current assets	48	53
Total non-current assets	86,685	87,373
Cash and cash equivalents	2,068	2,756
Other current assets	2,434	1,474
Total current assets	4,502	4,230
Total assets	91,187	91,603
Total equity	43,053	43,968
Total debt net of unamortized debt discount	40,864	41,538
Other liabilities	7,270	6,097
Total liabilities	48,134	47,635
Total equity and liabilities	91,187	91,603

Consolidated statement of changes in equity:

(Expressed in thousands of U.S. Dollars)	Issued share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at December 31, 2017	126	139,571	(95,729)	43,968
Loss for the period	-	-	(1,535)	(1,535)
Issuance of common stock due to exercise of warrants (1)	2	598	-	600
Share-based payments	-	20	-	30
As at March 31, 2018	128	140,189	(97,264)	43,053

(1)	Pursuant to the “February 2017 private placement”, warrants to buy 375,000 common shares were exercised during the 1st quarter of 2018.

	Three months ended March 31,
	2018	2017

Ownership days (1)	450	450
Available days (2)	438	449
Operating days (3)	429	432
Fleet utilization (4)	98.1%	96.3%
Average number of vessels (5)	5	5
Daily time charter equivalent (“TCE”) rate (6)	8,039	5,079
Daily operating expenses (7)	5,745	4,878

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended March 31,
	2018	2017
	(Unaudited)
Voyage revenues	3,938	2,564
Less: Voyage expenses	419	286
Net revenues excluding bareboat charter revenues	3,519	2,278
Available days net of bareboat charter days	438	449
Daily TCE rate*	8,039	5,079

*Subject	to rounding.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 10.1 years as of March 31, 2018.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com